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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|X| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|X|  Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

Stiller, Calvin R.
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(Last) (First) (Middle)

14142 Medway Road
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(Street)

Arva, Ontario, Canada  N0M 1C0
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(City) (State) (Zip)

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2. Issuer Name and Ticker or Trading Symbol

GeneMax Corp.  "GMXX"
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

n/a
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4. Statement for Month/Year

December 2002
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5. If Amendment, Date of Original (Month/Year)

n/a
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6. Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |X|  Other (specify below)

                               Previously director
                       ---------------------------------
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7.   Individual or Joint/Group Filing
     (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Not Applicable
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*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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                                                                                  Common
Stock Option $1.00   09/30/02           A        35,000  0    09/30/02  10/01/04*  Stock    35,000    **    35,000    D        --
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Explanation of Responses:

* Due to Mr. Stiller's resignation from the Board of Directors effective October 7, 2002, the 100,000 stock options previously granted would have expired on January 5, 2003 pursuant to the terms of the Stock Option Plan. However, the Board of Directors authorized and approved the retention by Dr. Stiller of an aggregate of 50,000 stock options at an exercise price of $1.00 as follows: (i) 35,000 stock options currently vested; and (ii) 5,000 stock options vest annually commencing September 30, 2003 for a period of three years. The remaining 50,000 stock options expired and will not be exercisable.

**   See Attachment A



/s/ Calvin R. Stiller                                    02/07/03
---------------------------------------------            -----------------------
**Signature of Reporting Person                          Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                             ATTACHMENT A TO FORM 5
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                              FOR CALVIN R. STILLER


     On May 9, 2002, effective July 15, 2002, Eduverse.com, a Nevada corporation now known as "GeneMax Corp." (the "Company"), GeneMax Pharmaceuticals Inc., a Delaware corporation ("GeneMax Pharmaceuticals"), the shareholders of GeneMax Pharmaceuticals (the "GeneMax Shareholders"), and Investor Communications International, Inc., a Washington corporation ("ICI") entered into a share exchange agreement (the "Share Exchange Agreement"). In accordance with the terms of the Share Exchange Agreement and the securities laws of Canada, a Directors' Circular dated July 15, 2002 (the "Directors' Circular") was distributed to certain management, insiders and directors of GeneMax Pharmaceuticals (the "Canadian GeneMax Shareholders"). As of the date of this Form 5, the Company has consummated and finalized the acquisition of GeneMax Pharmaceuticals.

Stock Option Plan

On May 15, 2002 the Board of Directors of Eduverse unanimously approved and adopted a 2002 stock option plan which was approved by shareholders on July 15, 2002 (the "2002 Stock Option Plan"). Pursuant to the provisions of the 2002 Stock Option Plan, stock options may be granted only to key personnel of the Company; generally defined as a person designated by the Board of Directors upon whose judgment, initiative and efforts the Company may rely including any Director, Officer, employee or consultant of the Company or its subsidiaries. At the time a Stock Option is granted under the 2002 Stock Option Plan, the Board of Directors shall fix and determine the exercise price at which shares of common stock of the Company may be acquired; provided, however, that any such exercise price shall not be less than that permitted under the rules and policies of any stock exchange or over-the-counter market which may be applicable to Eduverse at that time.

The 2002 Stock Option Plan further provides that the Board of Directors may grant to any key personnel of the Company who is eligible to receive options, one or more Incentive Stock Options at a price not less than fair market value and for a period not to exceed 10 years from the date of grant.

On September 30, 2002 the Board of Directors of the Company approved the adoption of a new stock option plan (the "Plan") allowing for the granting of up to 3,500,000 options to directors, officers, employees and consultants of the Company and its subsidiaries. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors with terms not to exceed 10 years. The Plan further provides that the Board of Directors may grant to any key personnel of the Company who is eligible to receive options, one or more Incentive Stock Options at a price not less than fair market value and for a period not to exceed 10 years from the date of grant. Options and Incentive Stock Options granted under the Plan may have vesting requirements as determined by the Board of Directors.

In connection with the acquisition of GeneMax Pharmaceuticals Inc. ("GPI"), the Company granted 1,740,000 options and 245,000 incentive stock options at $1.00 per share to previous holders of stock options of GPI to replace options previously granted by GPI at $0.60 per share. In accordance with accounting principles applicable to accounting for business combinations, the fair value of the stock options granted in connection with a business combination is included in the determination of the purchase price. The fair value of these options at the date of grant of $1,888,750 was estimated using the Black-Scholes option pricing model with an expected life of three years, a risk-free interest rate of 3% and an expected volatility of 226%.

In addition, also in connection with the acquisition of GPI, the Company granted 150,000 incentive stock options to previous holders of stock options of GPI with terms and conditions consistent with their original GPI stock options subject to straight line vesting for a period of 36 months commencing October 1, 2002. The fair value of these incentive stock options will be recorded as compensation expense over the vesting period. The fair value of these options at the date of grant of $142,500 was estimated using the Black-Scholes option pricing model with an expected life of three years, a risk-free interest rate of 3% and an expected volatility of 226%.